Oscar Gruss & Son Incorporated

Statement of Financial Condition

As of December 31, 2016







UNITEDSTATES
SECURITIESANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OSCAR GRUSS & SON INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 Park Avenue, 6th Floor
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danielle Landau (212) 419-4005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, DANIELLE LANDAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OSCAR GRUSS & SON INCORPORATED, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Danielle Landau
Signature

3/1/17

Chief Financial Officer
Title

Notary Public

DIANA G HILBIG
Notary Public - State of New York
NO. 01HI63[illegible]
Qualified in [illegible] York County
My Commission Expires Apr 25, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Oscar Gruss & Son Incorporated

We have audited the accompanying statement of financial condition of Oscar Gruss & Son Incorporated (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Oscar Gruss & Son Incorporated as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
March 2, 2017

Oscar Gruss & Son Incorporated

Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$ 1,552,075
Due from clearing broker, including clearing deposit of $251,390	624,067
Commission receivable from other broker-dealers	441,981
Property and equipment, net	102,831
Restricted cash	418,244
Due from affiliate, net of allowance of $1,721,527	-
Other assets	168,130
Total assets	**$ 3,307,328**

LIABILITIES AND STOCKHOLDER'S DEFICIT

Liabilities:	
Accrued compensation payable	$ 428,187
Accounts payable and accrued expenses	265,678
Due to affiliate	90,412
Other liabilities	16,391
Liabilities subordinated to claims of general creditors	3,000,000
Total liabilities	**3,800,668**
Stockholder's Deficit:	
Common stock - no par value; authorized 20,000 shares, issued and outstanding 16,536 shares	433,931
Additional paid in capital	2,819,980
Accumulated deficit	(3,747,251)
Total stockholder's deficit	**(493,340)**
Total liabilities and stockholder's deficit	**$ 3,307,328**

See Notes to Statement of Financial Condition

Oscar Gruss & Son Incorporated

Notes to Statement of Financial Condition
December 31, 2016

Note 1. Operations and Principal Business Activity

Organization: Oscar Gruss & Son Incorporated (the "Company") is wholly owned by Makor Partners Limited (the "Parent"), and is registered with the Securities and Exchange Commission (the "SEC") as an introducing broker-dealer and is a member of various exchanges and associations, including the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and the Securities Investor Protection Corporation ("SIPC"). The Broker-Dealer's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

Operations: As an introducing broker-dealer, the Company provides services for the purchases and sales of securities. All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk (refer to Note 3). The Company is engaged in a single line of business as a securities broker-dealer in riskless principal transactions.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934, and is claiming an exemption from this rule.

The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Summary of Significant Accounting Policies (continued)

<u>Property and Equipment</u>: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

<u>Cash and Cash Equivalents</u>: The Company maintains cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company's cash equivalents are highly liquid investments with an original maturity of three months or less as of acquisition.

<u>Revenue and Expense Recognition</u>: Securities transactions and the related revenue and expenses are recorded on a trade-date basis as securities transactions occur.

<u>Foreign Currency</u>: Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation.

<u>Income Taxes</u>: The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. In accordance with GAAP, uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2016, management has determined that there are no uncertain tax positions.

<u>Fair Value of Financial Instruments</u>: At December 31, 2016, the carrying value of the Company's financial instruments, such as cash and cash equivalents, due from clearing broker, commission receivable from other broker-dealers and accounts payable and accrued expenses approximate their fair values due to the nature of their short term maturities.

Note 3. Due From Clearing Brokers

The clearing and depository operations for the Company's security transactions are provided by a broker pursuant to clearance agreements. At December 31, 2016 the receivables from the clearing broker represent a cash deposit of $251,390 maintained at the clearing broker and commissions receivable earned of approximately $373,000 as an introducing broker for the transactions of its customers.

Note 3. Due From Clearing Brokers (continued)

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2016, no material amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions. In the normal course of business, introduced customers maintain debit balances with the clearing broker. At December 31, 2016, these balances were fully collateralized by securities owned by the customers.

Note 4. Property and Equipment

Property and equipment, at cost, consists of the following:

Computers and equipment	$ 128,882
Furniture and fixtures	10,998
Leasehold improvements	155,063
Software	2,900
	297,843
Less accumulated depreciation	195,012
	$ 102,831

Note 5. Due from Affiliate

Due from affiliate consists of commission receivable from the affiliate and loans to the affiliate. The Company has recorded a full valuation allowance on the due from affiliate in the amount of $1,721,527 as of and for the year ended December 31, 2016, and is included on the accompanying statement of financial condition (see Note 13).

Note 6. Due to Affiliate

Due to affiliate consists of expenses paid on behalf of the Company that are reimbursed to the affiliate (see Note 13).

Note 7. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. The $3,000,000 10% subordinated loan matures December 31, 2019 and the Parent has waived the receipt of interest under the subordinated loan agreement, until further notice.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

Note 8.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1.

The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000, or an amount based on the number of and price of underlying securities in which it makes a market. Although the Company stopped making markets effective October, 2012, it continues to maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of the Rule 15c3-3 aggregate debit items, as defined.

At December 31, 2016, the Company had net capital of $1,469,629, which was $1,219,629 in excess of the minimum net capital requirement of $250,000.

Note 9.   Profit-Sharing Plan

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all full-time, salaried employees of the Company. Covered employees are permitted, within limitations imposed by the Code, to make pretax and post-tax contributions to the Plan pursuant to salary reduction agreements. The Plan is a noncontributory plan.

Note 10.   Commitments

The Company entered into an operating lease which commences January 1, 2017 and expires June 2020 for its New York office facility. The Company obtained a letter of credit from a bank in the amount of approximately $279,000 for the rent security deposit. The Company also has a letter of credit from a bank in the amount of approximately $139,000 in connection with the Company's previous office lease. These letters of credit are guaranteed by the money market cash balances of the Company held with its bank and is reflected as restricted cash on the accompanying statement of financial condition.

The future minimum annual rental payment under the lease is as follows:

Year ending December 31

2017	$ 279,000
2018	345,000
2019	355,000
2020	183,000
	$ 1,162,000

Deferred rent payable represents the cumulative rent expense charged to operations from the inception of the lease in excess of the required lease payments. Deferred rent payable at December 31, 2016 was $0.

Note 11.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 12.   Net Operating Loss Carryforward

The Company had an available net operating loss carryforward of approximately $1,292,000 at December 31, 2016 to offset future taxable income expiring through 2035.

The Company has recorded a deferred tax asset amounting to approximately $345,000 for the tax effect of net operating loss carryforwards. In recognition of the uncertainty regarding the ultimate amount of income tax benefit to be derived, the Company has recorded a valuation allowance at December 31, 2016 for the full amount of the deferred tax asset.

Note 13.   Related Party Transactions

The Company earned commission income of approximately $1,358,000 for the year ended December 31, 2016 from Makor Securities London Limited ("Makor"), an affiliate, relating to transactions with the affiliate. Commissions receivable from the affiliate amounted to approximately $254,000 at December 31, 2016, and is included in due from affiliate in the accompanying statement of financial condition (See Note 5).

Pursuant to a service agreement between the Company and Makor OG Limited (the "Branch"), an affiliate, the Branch allocates expenses to the Company based on expenses incurred by the Branch on behalf of the Company related to daily operations. The Company has an amount due to affiliate of approximately $90,000 at December 31, 2016, representing both allocated and other expenses paid by the Branch on behalf of the Company that will be reimbursed to the Branch.

Note 14.   Subsequent Event

On February 2, 2017, Oscar Gruss determined that wire transfers initiated in December 2016, that were originally understood to be designated and deposited into the Company's brokerage account at Pershing Securities Ltd. ("Pershing") were erroneously deposited into an affiliates' Pershing brokerage account, Makor Securities London Ltd. ("Makor") in the amount of $1,218,000 at December 31, 2016. In January 2017, the Company initiated a wire transfer in the amount of $760,000 to their Pershing account that was also erroneously deposited into Makors' Pershing brokerage account. Makor repaid the Company $318,000 in February 2017. The Company filed an amended FOCUS report for December 31, 2016, and properly recorded the due from affiliate (See Note 5).